FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                               As of June 6, 2007



                                  TERNIUM S.A.
                 (Translation of Registrant's name into English)


                                  TERNIUM S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                                (352) 26 68 31 52
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                              Form 20-F X   Form 40-F
                                       ---           ---
         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of
                                     1934.

                              Yes          No  X
                                  ---         ---


  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                 Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains a summary of the resolutions adopted in the annual general meeting of shareholders of TERNIUM S.A. (the "Company") held on June 6, 2007.

Summary of the resolutions adopted in the Annual General Meeting of Shareholders of TERNIUM S.A. (the "Company") held on June 6, 2007 at 46A, avenue John F. Kennedy, L-1855 Luxembourg, at 2:30 p.m. (C.E.T.)


(1) Consideration of the Board of Directors' and independent auditor's reports on the consolidated financial statements. Approval of the Company's consolidated financial statements as of, and for the fiscal year ended, December 31, 2006

The meeting resolved to approve the Company's consolidated financial statements as of, and for the fiscal year ended December 31, 2006 after due consideration of the reports of the Board of Directors and the independent auditors, on such consolidated financial statements.


(2) Consideration of the Board of Directors' and independent auditor's reports on the unconsolidated annual accounts. Approval of the Company's unconsolidated annual accounts as of, and for the fiscal year ended, December 31, 2006

The meeting resolved to approve the Company's unconsolidated annual accounts as of, and for the fiscal year ended, December 31, 2006, after due consideration of the reports of the Board of Directors and the independent auditor, on such unconsolidated annual accounts.


(3) Allocation of results and approval of dividend payment

The meeting resolved to distribute a dividend payable in U.S. dollars on June 12, 2007 in the amount of US$0.05 per share currently issued and outstanding on June 7, 2007. All of the aggregate amount of US$100,237,172.10 to be distributed as dividends are to be paid from the Company's distributable reserve account.

The meeting further resolved to allocate the profits of the year ended December 31, 2006 of US$392,230,475 to the Company's retained earnings account.


(4) Discharge to the members of the Board of Directors for the exercise of their mandate throughout the year ended December 31, 2006

The meeting resolved to discharge all of those who were members of the Board of Directors during the year ended December 31, 2006, from any liability in connection with the management of the Company's affairs during such year.


(5) Election of the Board of Directors' members

The meeting resolved that each of Messrs. Ubaldo Aguirre, Roberto Bonatti, Rinaldo Campos Soares, Carlos Condorelli, Adrian Lajous, Bertoldo Machado Veiga, Bruno Marchettini, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustin Novegil be re-appointed to the Board of Directors and that Mr. Pedro Pablo Kuczynski be appointed as a member of the Board of Directors, each to hold office until the next annual general meeting of shareholders that will be convened to decide on the 2007 accounts.


(6) Authorization to the Board of Directors to delegate the day-to-day management of the Company's business to one or more of its members

For the proper management of the Company's affairs, the meeting resolved to authorize the Board of Directors to delegate the management of the Company's day-to-day business and the authority to represent and bind the Company with his sole signature in such day-to-day management to Mr. Daniel Agustin Novegil, and to appoint Mr. Novegil as chief executive officer (administrateur delegue) of the Company.


(7) Authorization to the Board of Directors to appoint one or more of its members as the Company's attorney-in-fact

The meeting resolved to authorize the Board of Directors to appoint any or all members of the Board of Directors from time to time as the Company's attorney-in-fact, delegating to such directors any management powers (including, without limitation, any day-to-day management powers) to the extent the Board of Directors may deem appropriate in connection therewith.


(8) Board of Directors' compensation

The meeting resolved that the members of the Board of Directors each receive, as compensation for their services during the fiscal year ending December 31, 2007, an amount of US$70,000.

The meeting further resolved that the Chairman of the Audit Committee receive an additional fee of US$60,000 and that the other Directors who are members of such Committee each receive an additional fee of US$50,000 for their services in that Committee.


(9) Appointment of independent auditors and approval of their fees

The meeting resolved to appoint PricewaterhouseCoopers (acting, in connection with the Company's annual accounts required under Luxembourg law, through PricewaterhouseCoopers S.ar.l., Reviseur d'entreprises, and, in connection with the Company's annual and interim financial statements required under the laws of other relevant jurisdictions, through Price Waterhouse & Co. S.R.L.) as the Company's independent auditors for the fiscal year ending December 31, 2006, to be engaged until the next annual general meeting that will be convened to resolve on the 2007 accounts.

The meeting also approved an amount of up to US$ 3,255,698 payable to the independent auditors as fees for services to be rendered during the fiscal year ending December 31, 2007 and authorized the Audit Committee of the Board of Directors to increase the independent auditors' fees whenever it would conclude that circumstances would merit any such change.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  TERNIUM S.A.


By: /s/ Raul H. Darderes
    --------------------
Name: Raul H. Darderes
Title: Secretary to the Board of Directors


Dated: June 6, 2007